HERDWHISTLE TECHNOLOGIES, INC.

December 2, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	HerdWhistle Technologies Inc.

CIK 0001892858

Form 1-A filed November 12, 2021

File No. 024-11716

Ladies and Gentlemen:

On behalf of our Company, HerdWhistle Technologies Inc., (the “Company”), we are writing in response to that comment letter issued on November 22, 2021 in regards to our Form 1-A filed on November 12, 2021. We will be filing an amendment to include missing exhibits on December 3, 2021. Per our response below, no additional changes will be made.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No 1.

Form 1-A filed November 12, 2021

General

1.	Please revise to include financial statements that are audited in accordance with U.S. Generally Accepted Auditing Standards or the standards of the Public Company Accounting Oversight Board (United States) as required by Item (c )(1)(iii) of Part F/S of Form 1-A. Include statements of comprehensive income, cash flows, and changes in stockholders’ equity for each of the periods presented and include an auditor’s report that fully complies with Rule 2-02 of Regulation S-X. Refer to Items (b)(2) and (b)(4) of Part F/S of Form 1-A.

Pursuant to Item (a)(2) of Part of F/S of Form 1-A, the if an issuer is a Canadian issuer, such issuer may prepare financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). In the present case, we are a Canadian issuer, being incorporated in the Province of Alberta. Therefore, we need not make any amendments to the filing.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (561)484-7172.

Very truly yours,

/s/ Patrick Charest
Patrick Charest, President
HerdWhistle Technologies Inc.

cc: William R. Eilers, Esq.

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